300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

June 28, 2011

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Justin Dobbie
J. Nolan McWilliams

Re:	YRC Worldwide Inc.

Registration Statement on Form S-1

Filed May 17, 2011

Amendment No. 1 to the Registration Statement on Form S-1

Filed June 1, 2011

File No. 333-174277 & -01 to -25

Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment raised in the letter, dated June 28, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Jeff P. Bennett, Vice President - Legal, Interim General Counsel and Secretary of the Company, with respect to the Company’s Registration Statement on Form S-1 and Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-174277 & -01 to -25) (the “Registration Statement”). The Company will file with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to the Registration Statement (the “Amendment”) once the staff of the Commission confirms that all of its comments to the Registration Statement have been addressed by the Company. The response below corresponds to the caption and number of the staff’s comment, which is reproduced in its entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

The Company’s response is as follows:

Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

June 28, 2011

Exhibit 8.1

1.	We note your response to prior comment 5 and reissue. Please have counsel revise the last paragraph on page 3 to clarify that the discussion of material federal income tax considerations is counsel’s opinion.

Response: The Company has attached a revised Item 8.1 opinion of Kirkland & Ellis LLP regarding certain tax matters as Exhibit A hereto (the “Item 8.1 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 8.1 Opinion marked to show changes from the version filed with the Commission on June 14, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 8.1 Opinion has been annotated to indicate the specific changes made in response to the staff’s comment.

*    *    *    *    *

Securities and Exchange Commission

June 28, 2011

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comment. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

Exhibit A

Revised Item 8.1 opinion of Kirkland & Ellis LLP regarding certain tax matters

300 North LaSalle Chicago, Illinois 60654

(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June     , 2011

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Dear YRC Worldwide Inc.:

We are acting as United States tax counsel to YRC Worldwide Inc., a Delaware corporation (the “Company”), and each of the Company’s subsidiaries listed on Schedule I hereto (collectively, the “Guarantors”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-174277) originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company and the Guarantors. The Registration Statement relates to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), 5,978,390,212 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”) issuable in respect of the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes and the Series B Preferred Stock, and the guarantees of the Guarantors with respect to the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes (collectively, the “Guarantees” and together with the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes, the Series B Preferred Stock and the Common Shares, the “Securities”), as described in the Registration Statement.

YRC Worldwide Inc.

June     , 2011

The issuance of the Initial Notes, the Guarantees in respect of the Initial Notes (collectively, the “Initial Guarantees”) and the Series B Preferred Stock (collectively, the “Initial Securities”) is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Series B Preferred Stock will be issued pursuant to a certificate of designations (the “Certificate of Designations,” together with the Indentures, the “Transaction Documents”) filed with the Secretary of State of Delaware on or before the Closing Date.

Pursuant to the Registration Statement, the Company has offered to exchange claims (the “Exchange Offer”) under the Company’s existing credit agreement (i) with respect to outstanding letters of credit issued under the revolving credit facility (the “LC claims”), (ii) with respect to the outstanding principal amount of term loans, (iii) with respect to the outstanding principal amount of loans issued under the revolving credit facility and (iv) with respect to deferred interest and fees due and outstanding (collectively, the “credit agreement claims”). If the Exchange Offer is consummated, the credit agreement claims will be exchanged for a combination of (A) approximately 3,717,948 shares of Series B Preferred Stock, (B) $140.0 million in aggregate principal amount of Series A Notes, to be allocated among all holders of credit agreement claims other than LC claims on a pro rata basis and (C) subscription rights to all eligible holders of credit agreement claims to purchase for cash on a pro rata basis (subject to oversubscription rights) up to $100.0 million in aggregate principal amount of Series B Notes.

Capitalized terms not otherwise defined herein shall have the same meanings attributed to such terms in the Registration Statement.

You have requested our opinion concerning the discussion set forth in the section entitled “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” in the Registration Statement. In providing this opinion, we have assumed (without any independent investigation or review thereof) that:

a.	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all

YRC Worldwide Inc.

June     , 2011

such documents have been duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

b.	All factual representations, warranties and statements made or agreed to by the parties to the Registration Statement, and other documents relating to the Exchange Offer, are true and accurate as of the date hereof; and

c.	The description of the Exchange Offer in the Registration Statement is accurate, the Exchange Offer will be consummated in accordance with such description, without any waiver or breach of any material provision thereof, and the Exchange Offer will be effective under applicable corporate law.

This opinion is based on current provisions of the United States Internal Revenue Code of 1986 (the “Code”), the United States Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

Based upon the foregoing, we confirm that the statements set forth in the Prospectus under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS,” insofar as they address the consequences of the Exchange Offer to U.S. holders and Non-U.S. holders and discuss matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, and except to the extent stated otherwise therein, are our opinion, subject to the assumptions, qualifications and limitations stated herein and therein.

YRC Worldwide Inc.

June     , 2011

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the reference to our firm in the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder. This opinion is based on facts and circumstances existing on the date hereof.

Very truly yours,

Kirkland & Ellis LLP

YRC Worldwide Inc.

June     , 2011

Schedule I

Subsidiary Guarantors

Exact Name as Specified in its Charter	State of Incorporation or Organization
YRC Inc.	Delaware
Roadway LLC	Delaware
Roadway Next Day Corporation	Pennsylvania
YRC Enterprise Services, Inc.	Delaware
YRC Regional Transportation, Inc.	Delaware
USF Sales Corporation	Delaware
USF Holland Inc.	Michigan
USF Reddaway Inc.	Oregon
USF Glen Moore Inc.	Pennsylvania
YRC Logistics Services, Inc.	Illinois
IMUA Handling Corporation	Hawaii
YRC Association Solutions, Inc.	Delaware
Express Lane Service, Inc.	Delaware
YRC International Investments, Inc.	Delaware
USF RedStar LLC	Delaware
USF Dugan Inc.	Kansas
USF Technology Services Inc.	Illinois
YRC Mortgages, LLC	Delaware
New Penn Motor Express, Inc.	Pennsylvania
Roadway Express International, Inc.	Delaware
Roadway Reverse Logistics, Inc.	Ohio
USF Bestway Inc.	Arizona

YRC Worldwide Inc.

June     , 2011

USF Canada Inc.	Delaware
USF Mexico Inc.	Delaware
USFreightways Corporation	Delaware